Exhibit 8.1

Subsidiaries of Mereo BioPharma Group plc

Legal Name of Subsidiary	Jurisdiction of Organization
Mereo BioPharma 1 Limited	United Kingdom
Mereo BioPharma 2 Limited	United Kingdom
Mereo BioPharma 3 Limited	United Kingdom
Mereo BioPharma 4 Limited	United Kingdom
Mereo BioPharma Ireland Limited	Ireland
Mereo US Holdings Inc.	Delaware
Mereo BioPharma 5, Inc.	Delaware
NAVI Subsidiary, Inc.	Delaware